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Exhibit 4.8

[Date]

Paul K. Laikind, Ph.D.
Metabasis Therapeutics, Inc.
9390 Towne Centre Drive
San Diego, CA 92121

Re:    Series    Preferred Stock Investment

Dear Dr. Laikind:

        This letter is in reference to the Series    Preferred Stock Purchase Agreement (the "Purchase Agreement") entered into on the date hereof by and among Metabasis Therapeutics, Inc. ("Metabasis") and each of the undersigned investors (the "Investors"). As we discussed, as a material inducement to the parties' agreement to enter into the Purchase Agreement, Metabasis and each of the Investors agree as follows:

1.
Notwithstanding anything to the contrary in Section [14(e)] of the Series    Preferred Stock Purchase Warrants of Metabasis (the "Warrants"), if Metabasis proposes to merge with or into any other corporation, effect a consolidation or reorganization with or into any other entity, or sell or convey all or substantially all of its assets to any other entity (a "Liquidation Event"), in a transaction in which (A) the aggregate value of the consideration to be received by the Investors for the securities underlying the Warrants equals or exceeds the aggregate exercise price of such underlying securities (i.e., the Warrants are "in-the-money") and (B) the shareholders of Metabasis shall receive cash or publicly traded securities in exchange for their shares of stock in Metabasis pursuant to such transaction, then Metabasis shall (i) give written notice of such impending transaction to each Investor not later than 30 days prior to the closing of such transaction, and (ii) use reasonable commercial efforts to cause the acquiring company to assume the Warrants, provided that in no event shall Metabasis be required to accept a reduction in the acquisition price as a result of the acquiring company assuming the Warrants.

2.
If, in a Liquidation Event satisfying both subparts (A) and (B) in paragraph 1 above, the acquiring company refuses to assume the obligations of the Warrants, then, notwithstanding Section [14(e)] of the Warrants, each of the Investors agrees that the Warrants shall terminate if the Warrants have not been exercised or converted on or prior to the closing of such transactions.

3.
In any other proposed Liquidation Event that does not satisfy both subparts (A) and (B) in Paragraph 1 above, then the Warrants shall survive the closing of such transactions and/or shall be assumed by the acquiring company as set forth in Section [14(e)] of the Warrants.

4.
Metabasis represents and covenants that, subject to applicable laws and security resolutions, it will maintain in confidence, and shall not disclose to any third party, the contents of this letter.

  Without limiting the foregoing, Metabasis specifically agrees that it will not disclose the contents of this letter during the course of any discussions with any proposed acquiring company.

Sincerely,
[NAME OF INVESTOR]
By:

Name:

Title:

Agreed to and accepted:
METABASIS THERAPEUTICS, INC.

Paul K. Laikind, Chief Executive Officer

[SIGNATURE PAGE TO WARRANT SIDE LETTER]

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  Exhibit 4.8